FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of

Directors and Persons Discharging Managerial Responsibility

Vesting of conditional share awards granted to senior executives who have since been appointed a Person Discharging Managerial Responsibility (PDMR)

This notification sets out information relating to the vesting of conditional share awards granted in 2009 under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan).

The conditional awards granted in 2009 to senior executives who have since been appointed PDMRs, were dependent on EPS performance (50% of the award) and operational performance targets (remaining 50% of award) over the period 1 January 2009 to 31 December 2011.

The table below shows the proportion of these Performance Share Plan conditional awards that vested and lapsed on 17 February 2012.

	Awards vesting under EPS measure - 0% of EPS portion of award	Awards lapsed under EPS measure - all of EPS portion of award	Awards vested under operational measure	Awards lapsed under operational measure
	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Mr P Thomson	0	1,744	610	1,133
Dr P Vallance	0	21,035	21,035	0
Mrs V Whyte	0	1,744	610	1,133

The Company and PDMRs were advised of these transactions on 20 February 2012.

The closing middle market price of an Ordinary share of GlaxoSmithKline plc on 17 February 2012 was £14.14.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte

Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc